UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: October 27, 2009

For immediate release
October 27, 2009

Company name:	Makita Corporation
Representative:	Masahiko Goto, President & CEO
Stock ticker code:	6586
Revision of Forecasts for Performance
     Makita Corporation announces the following revisions in its forecasts for consolidated performance (released on April 28, 2009) and non-consolidated performance (released on July 31, 2009) as follows.
1. (1) Revised Forecast for Consolidated Performance for the six months ended September 30, 2009

Japanese yen in millions					Japanese yen

For the six months ended September 30, 2009

	Net sales	Operating income	Income before income taxes	Net income attributable to Makita Corporation	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders

Initial forecast (A)	113,500	8,200	7,700	5,400	39.20
Revised forecast (B)	118,600	14,800	17,200	10,600	76.94
Change (B-A)	5,100	6,600	9,500	5,200	–
Percentage revision	4.5%	80.5%	123.4%	96.3%	–

Actual results for the six months ended September 30, 2008	175,558	36,047	34,710	24,851	175.60

1. (2) Revised Forecast for Consolidated Performance for the fiscal year ending March 31, 2010

Japanese yen in millions					Japanese yen

For the fiscal year ending March 31, 2010

	Net sales	Operating income	Income before income taxes	Net income attributable to Makita Corporation	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders

Initial forecast (A)	230,000	18,000	17,000	12,000	87.11
Revised forecast (B)	230,000	26,000	28,000	16,700	121.22
Change (B-A)	–	8,000	11,000	4,700	–
Percentage revision	–	44.4%	64.7%	39.2%	–

Actual results for the previous fiscal year ended March 31, 2009	294,034	50,075	44,443	33,286	236.88

English Translation of press release originally issued in Japanese	1

2.Revised Forecast for Non-Consolidated Performance for the six months ended September 30, 2009

Japanese yen in millions					Japanese yen

For the six months ended September 30, 2009

	Net sales	Operating income	Ordinary Profit	Net income	Net income per share

Previous forecast (A)	34,700	(3,000)	1,200	1,000	7.26
Revised forecast (B)	37,700	(2,100)	5,100	3,900	28.31
Change (B-A)	3,000	900	3,900	2,900	–
Percentage revision	8.6%	–	325.0%	290.0%	–

Actual results for the six months ended September 30, 2008	65,427	8,194	14,881	11,244	79.45

3. Reasons for Revision of Forecast
(1) Consolidated financial forecast
     Net sales on foreign currency were generally realized as initially forecasted. However, net sales for the period are expected to exceed the initial forecast. The main reason for this difference is that the euro, which represents about 40% of consolidated net sales, became stronger against the yen than expected.
     The ratio of cost of sales was expected to deteriorate due to production volume was reduced drastically to improve inventory level. Nevertheless, incomes are expected to exceed the initial forecast. The main reasons for this difference are the further appreciation of the euro than predicted, the increase in the composition ratio of the manufacturing subsidiaries in China, and our cost reduction efforts.
     The forecast of exchange rate for the second half of the fiscal year is changed from 95 yen to the U.S. dollar to 90 yen and 125 yen to the euro to 130 yen, respectively.

(2) Non-consolidated financial forecast
     Net sales are expected to exceed the forecast because the value of the yen was weaker than expected.
     Operating deficit decreased due to the yen’s depreciation and our cost reduction efforts. Dividends from subsidiaries were paid by the end of the six months, earlier than previously forecasted. As a result, incomes are expected to exceed the forecast.
     At this point, however, no modification is made to the forecasts for non-consolidated operating results for the fiscal year ending March 31, 2010.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates.
The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.
Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese	2